EXHIBIT 99.1

Evaxion establishes new AI-derived precision cancer vaccine concept

  Evaxion’s AI-Immunology™ platform allows for the design of precision cancer vaccines targeting non-conventional ERV tumor antigens shared across patients
  Novel preclinical data confirms the effectiveness of the precision vaccine approach by inducing strong T-cell responses and tumor growth inhibition in mice, thereby establishing preclinical Proof-of-Concept
  The approach could allow for a broader use of cancer vaccines, also for patients not responding to conventional immunotherapies
  Evaxion plans to select a lead ERV precision vaccine candidate during the second half of 2025

COPENHAGEN, Denmark, December 12, 2024 - Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, obtains preclinical Proof-of-Concept (PoC) for its precision cancer vaccine concept targeting non-conventional ERV (endogenous retrovirus) tumor antigens shared across patients.

New data confirming the preclinical PoC is presented at the ESMO Immuno-Oncology Congress, currently taking place in Geneva, Switzerland.

Evaxion’s AI-Immunology™ platform can identify and select vaccine targets from ERVs expressed in the cancer cells, enabling the design of precision cancer vaccines for multiple specific cancer types.

This precision vaccine concept leverages our unique data insights and expertise in identifying vaccine targets compatible with the diversity of the immune system. By selecting ERV fragments, so-called hotspots, that match a broad spectrum of immune system profiles, these vaccines have the potential to be effective across a wide range of patients. The new data prove that the AI-Immunology™ platform can identify functional and potent ERV antigenic hotspots. This warrants further development towards clinical application.

“We are excited to have obtained preclinical PoC for our innovative concept for ERV-based precision cancer vaccines, thereby achieving another company milestone. This is a tremendous example of how AI-Immunology™ enables us to apply completely novel approaches to vaccine development, potentially leading to improved treatment options. ERVs hold a big therapeutic potential and with AI-Immunology™ we can design broadly applicable precision vaccines harnessing this potential. We are looking forward to continuing the development and aim at selecting a lead vaccine candidate in the second half of 2025,” says Christian Kanstrup, CEO of Evaxion.

The new data stems from studies in human cell and mouse models. Stimulation with ERV precision vaccine targets induced ERV-specific T-cell responses in human immune cells from several donors. Further, AI-Immunology™ designed mouse ERV precision vaccines induced functional antigen-specific T-cells and inhibited tumor growth in mice.

Conference presentation details:

Abstract title:	AI-designed cancer vaccines: antigens from the dark genome are promising cancer vaccine targets
Poster#:	124P
Location:	Foyer Mezzanine

About ERVs
ERVs are remnants of ancient viruses lying dormant in our genome. ERVs are often overexpressed in cancer but not in healthy tissue, making them visible to the immune system and hence promising targets for cancer vaccines. AI-Immunology™ is crucial in allowing the identification of therapeutically relevant ERV tumor antigens from genomic patient tumor data.

Contact information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion-biotech.com

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
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